Exhibit 99.1

MBIA INSURANCE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2004 and December 31, 2003

and for the periods ended June 30, 2004 and 2003

MBIA INSURANCE CORPORATION

AND SUBSIDIARIES

I N D E X

PAGE

Consolidated Balance Sheets - June 30, 2004 and December 31, 2003 (Unaudited)	3

Consolidated Statements of Income - Three and six months ended June 30, 2004 and 2003 (Unaudited)	4

Consolidated Statement of Changes in Shareholder’s Equity - Six months ended June 30, 2004 (Unaudited)	5

Consolidated Statements of Cash Flows - Six months ended June 30, 2004 and 2003 (Unaudited)	6

Notes to Consolidated Financial Statements (Unaudited)	7-9

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)

(in thousands except per share amounts)

	June 30, 2004	December 31, 2003
Assets
Investments:
Fixed-maturity securities held as available-for-sale at fair value (amortized cost $7,892,613 and $7,615,494)	$8,192,806	$8,136,740
Fixed-maturity securities pledged as collateral at fair value (amortized cost $395,600 and $365,205)	397,886	376,211
Short-term investments at amortized cost (which approximates fair value)	987,686	906,883
Investments held-to-maturity at amortized cost	1,218	1,505,906
Other investments	181,865	252,098

Total investments	9,761,461	11,177,838
Cash and cash equivalents	127,543	57,322
Securities purchased under agreements to resell	377,330	383,398
Accrued investment income	120,169	128,803
Deferred acquisition costs	339,921	319,728
Prepaid reinsurance premiums	552,334	535,728
Reinsurance recoverable on unpaid losses	27,302	61,085
Goodwill	76,938	76,938
Property and equipment, at cost (less accumulated depreciation of $78,452 and $72,996)	104,333	106,408
Receivable for investments sold	172,516	2,099
Derivative assets	46,349	55,806
Variable interest entity assets	600,422	600,322
Other assets	46,750	53,165

Total assets	$12,353,368	$13,558,640

Liabilities and Shareholder’s Equity
Liabilities:
Deferred premium revenue	$3,151,450	$3,079,851
Loss and loss adjustment expense reserves	511,315	559,510
Securities sold under agreements to repurchase	377,330	383,398
Medium-term note obligations	—	1,503,324
Short-term debt	58,745	57,337
Deferred income taxes, net	373,774	468,036
Deferred fee revenue	15,712	16,869
Payable for investments purchased	381,636	—
Derivative liabilities	38,813	49,549
Variable interest entity liabilities	600,422	600,322
Other liabilities	195,772	238,264

Total liabilities	5,704,969	6,956,460
Shareholder’s Equity:
Preferred stock, par value $1,000 per share; authorized shares - 4,000.08, issued and outstanding - none	—	—
Common stock, par value $150 per share; authorized, issued and outstanding - 100,000 shares	15,000	15,000
Additional paid-in capital	1,647,850	1,636,422
Retained earnings	4,761,040	4,512,765
Accumulated other comprehensive income, net of deferred income tax of $119,975 and $232,445	224,509	437,993

Total shareholder’s equity	6,648,399	6,602,180

Total liabilities and shareholder’s equity	$12,353,368	$13,558,640

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

(in thousands)

	Three months ended June 30		Six months ended June 30
	2004	2003	2004	2003
Revenues:
Gross premiums written	$382,106	$327,298	$596,766	$615,445
Ceded premiums	(52,469)	(55,571)	(90,860)	(119,690)

Net premiums written	329,637	271,727	505,906	495,755
Increase in deferred premium revenue	(115,318)	(85,852)	(85,225)	(148,700)

Premiums earned (net of ceded premiums of $56,661, $62,014, $107,054 and $118,320)	214,319	185,875	420,681	347,055
Net investment income	106,793	105,526	218,099	211,597
Net realized gains	16,805	12,379	62,934	33,860
Net gains on derivative instruments	210	38,883	1,280	97,294
Advisory fees	17,340	22,427	24,021	35,141
Other	20	94	20	160

Total revenues	355,487	365,184	727,035	725,107

Expenses:
Losses and loss adjustment	20,399	18,192	39,633	35,070
Amortization of deferred acquisition costs	16,493	14,619	32,079	27,401
Operating	30,386	34,891	59,617	58,183

Total expenses	67,278	67,702	131,329	120,654

Income before income taxes	288,209	297,482	595,706	604,453
Provision for income taxes	79,192	80,508	157,431	167,760

Net income	$209,017	$216,974	$438,275	$436,693

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY (Unaudited)

For the six months ended June 30, 2004

(In thousands except per share amounts)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholder’s Equity
	Shares	Amount
Balance, January 1, 2004	100,000	$15,000	$1,636,422	$4,512,765	$437,993	$6,602,180
Comprehensive income:
Net income	—	—	—	438,275	—	438,275
Other comprehensive loss:
Change in unrealized appreciation of investments net of change in deferred income taxes of $(115,126)	—	—	—	—	(217,345)	(217,345)
Change in foreign currency translation net of change in deferred income taxes of $2,656	—	—	—	—	3,861	3,861

Other comprehensive loss						(213,484)

Comprehensive income						224,791

Dividends declared (per common share $1,900.00)	—	—	—	(190,000)	—	(190,000)
Stock-based compensation	—	—	12,479	—	—	12,479
Capital issuance costs	—	—	(1,051)	—	—	(1,051)

Balance, June 30, 2004	100,000	$15,000	$1,647,850	$4,761,040	$224,509	$6,648,399

Disclosure of reclassification amount:
Change in unrealized appreciation of investments arising during the period, net of taxes	$(158,290)
Reclassification adjustment, net of taxes	(59,055)

Change in net unrealized appreciation, net of taxes	$(217,345)

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(In thousands)

	Six months ended June 30
	2004	2003
Cash flows from operating activities:
Net income	$438,275	$436,693
Adjustments to reconcile net income to net cash provided by operating activities:
Decrease (increase) in accrued investment income	8,634	(5,283)
Increase in deferred acquisition costs	(20,193)	(8,056)
Increase in prepaid reinsurance premiums	(16,606)	(6,372)
Increase in deferred premium revenue	71,599	155,072
Decrease in loss and loss adjustment expense reserves	(48,195)	(47,415)
Decrease in reinsurance recoverable on unpaid losses	33,783	1,798
Depreciation	5,456	5,484
Amortization of bond discount, net	19,584	(946)
Net realized gains on sale of investments	(62,934)	(33,860)
Current income tax provision	—	19,960
Deferred income tax provision	18,143	8,590
Net gains on derivative instruments	(1,280)	(97,294)
Stock option compensation	7,705	11,221
Other, net	(38,669)	(1,327)

Total adjustments to net income	(22,973)	1,572

Net cash provided by operating activities	415,302	438,265

Cash flows from investing activities:
Purchase of fixed-maturity securities, net of payable for investments purchased	(1,224,513)	(3,321,837)
Sale of fixed-maturity securities, net of receivable for investments sold	557,672	1,860,078
Redemption of fixed-maturity securities, net of receivable for investments redeemed	433,525	1,083,237
Sale of short-term investments, net	24,930	97,693
Sale (purchase) of other investments, net	55,044	(17,086)
Purchase of investments in conduits	—	(1,417,079)
Redemptions of held-to-maturity investments	1,504,688	—
Capital expenditures	(3,851)	(3,227)
Disposals of capital assets	68	—

Net cash provided (used) by investing activities	1,347,563	(1,718,221)

Cash flows from financing activities:
Net proceeds from issuance of short-term debt	1,408	13,597
Net proceeds from issuance of conduit debt obligations	—	1,416,398
Net repayment of conduit debt obligations	(1,503,001)	—
Capital issuance costs	(1,051)	(2,808)
Dividends paid	(190,000)	(120,000)

Net cash provided (used) by financing activities	(1,692,644)	1,307,187

Net increase in cash and cash equivalents	70,221	27,231
Cash and cash equivalents - beginning of period	57,322	17,538

Cash and cash equivalents - end of period	$127,543	$44,769

Supplemental cash flow disclosures:
Income taxes paid	$148,771	$137,859

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

The accompanying consolidated financial statements are unaudited and include the accounts of MBIA Insurance Corporation, its Subsidiaries and other entities (MBIA Corp.) required by accounting principles generally accepted in the United States of America (GAAP). These statements do not include all of the information and disclosures required by GAAP. These statements should be read in conjunction with MBIA Corp.’s consolidated financial statements and notes thereto for the year ended December 31, 2003. The accompanying consolidated financial statements have not been audited by an independent registered public accounting firm in accordance with standards of the Public Company Accounting Oversight Board (United States), but in the opinion of management such financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of MBIA Corp.'s financial position and results of operations. The results of operations for the six months ended June 30, 2004 may not be indicative of the results that may be expected for the year ending December 31, 2004. The December 31, 2003 balance sheet was derived from audited financial statements, but does not include all disclosures required by GAAP.

2. Dividends Declared

Dividends declared and paid by MBIA Corp. during the six months ended June 30, 2004 were $190.0 million.

3. Variable Interest Entities

MBIA Corp. provides structured funding and credit enhancement services to global finance clients through the use of certain MBIA Corp.-sponsored, bankruptcy-remote special purpose vehicles (SPVs) and through third-party SPVs. Third-party SPVs are used in a variety of structures guaranteed or managed by MBIA Corp., whereby the Company has risks analogous to those of MBIA Corp.-sponsored SPVs. MBIA Corp. has determined that such SPVs fall within the definition of a variable interest entity (VIE) under Financial Accounting Standards Board (FASB) Interpretation No. (FIN) 46, “Consolidation of Variable Interest Entities.” Under the provisions of FIN 46, MBIA Corp. must determine whether it has a variable interest in a VIE and if so, whether that variable interest would cause MBIA Corp. to be the primary beneficiary. The primary beneficiary is the entity that will absorb the majority of the expected losses, receive the majority of

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

the expected residual returns, or both, of the VIE and is required to consolidate the VIE.

In May 2003, MBIA Corp. sponsored the formation of Toll Road Funding, Plc. (TRF). TRF is a conduit established to acquire a loan participation related to the financing of an Italian toll road and, at March 31, 2004 and December 31, 2003, had $1.5 billion of debt outstanding. Assets supporting the repayment of the debt were comprised of the loan participation and high-quality, liquid investments. Assets and liabilities of TRF are included within “Investments held-to-maturity” and “Medium-term note obligations,” respectively, on MBIA Corp.’s balance sheet. TRF is a VIE, of which MBIA Corp. is the primary beneficiary. Therefore, while MBIA does not have a direct ownership interest in TRF, it is consolidated in the financial statements of MBIA Corp. in accordance with FIN 46. In June 2004, the loan in which TRF participated was repaid in full. At that time, TRF repaid all of its outstanding debt obligations.

Third-party VIEs are used in a variety of structures insured by MBIA Corp. Under FIN 46, MBIA Corp.’s guarantee of the assets or liabilities of a VIE constitute a variable interest and require MBIA Corp. to assess whether it is the primary beneficiary. Consolidation of such VIEs does not increase MBIA Corp.’s exposure above that already committed to in its insurance policies. Additionally, VIE assets and liabilities that are consolidated within MBIA Corp.’s financial statements may represent amounts above MBIA Corp.’s guarantee, although such excess amounts would ultimately have no impact on MBIA Corp.’s net income. VIE assets and liabilities consolidated in MBIA Corp.’s financial statements at June 30, 2004 and December 31, 2003 are reported in “Variable interest entity assets” and “Variable interest entity liabilities,” respectively, on the face of MBIA Corp.’s balance sheet and totaled approximately $600 million on both reporting dates.

4. Recent Litigation

In July 2002, MBIA Corp. filed suit against Royal Indemnity Company (Royal), in the United States District Court for the District of Delaware, to enforce insurance policies that Royal issued on certain vocational student loan transactions that MBIA Corp. insured. To date,

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

claims in the amount of approximately $344 million have been made under the Royal policies with respect to loans that have defaulted. MBIA Corp. expects that there will be additional claims made under the policies with respect to student loans that may default in the future. Royal has filed an action seeking a declaration that it is not obligated to pay on its policies. If Royal does not honor its policies, MBIA Corp. will be required to make payment on the notes it insured, and will incur material losses under its policies. In October 2003, the court granted MBIA Corp.’s motion for summary judgment and ordered Royal to pay all claims under its policies. While Royal has appealed the order, MBIA Corp. expects that the order will be upheld on appeal. As part of the appeals process, which the Company expects to be initiated quickly, Royal has pledged $373 million of investment grade collateral to MBIA Corp. to secure the entire amount of the judgment, with interest, and has agreed to post additional security for future claims and interest. The Federal District Court has ordered Royal to comply with the pledge agreement.

MBIA Corp. believes that it will prevail in the litigation with Royal and will have no ultimate loss on these policies, although there can be no assurance that MBIA Corp. will in fact prevail. If MBIA Corp. does not prevail in the litigation and Royal does not make payments on the Royal Policies, MBIA Corp. expects to incur material losses under its policies. MBIA Corp. does not believe, however, that any such losses will have a material adverse effect on its financial condition.

The trustee in bankruptcy for Student Finance Corporation (SFC), the entity that originated the vocational student loans, has filed claims against the MBIA Corp. insured trusts formed by SFC affiliates to securitize the student loans asserting that $46.9 million in funds transferred by SFC to the insured trusts were fraudulent transfers that should be returned to SFC's bankruptcy estate. MBIA Corp., along with others, has been named as a party in the lawsuit. In the event that the court orders that these funds are to be paid to SFC’s bankruptcy estate, MBIA Corp. may be required under its financial guarantee policies to make payments to the insured securitization trusts.